UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40451

DLocal Limited
(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294
Montevideo
Uruguay 11300
+1 (424) 392-7437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registration statement of dLocal Ltd (the “Company”) on Form F-3 (Registration Number 333-290009) and the related prospectuses, as such Registration Statement and prospectuses may be amended from time to time.

TABLE OF CONTENTS

EXHIBIT
99.1	Underwriting Agreement dated September 3, 2025
99.2	Pricing Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Jeffrey Brown
	Name:	Jeffrey Brown
	Title:	Interim Chief Financial Officer

Date: September 4, 2025